

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via E-mail
Vaughn R. Groves
Executive Vice President, General Counsel,
and Secretary
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, VA 24212

> **Re: Alpha Natural Resources, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 17, 2011**
> **File No. 333-172888**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-32331**

Dear Mr. Groves:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments.

2.   Please file all required exhibits with your next amendment. In that regard, please obtain

Vaughn R. Groves
Alpha Natural Resources, Inc.
April 8, 2011
Page 2

and file signed versions of the and legality and tax opinions, rather than forms of opinion, since we will need to see signed, filed versions prior to completing our review.

Summary, page 8

Accounting Treatment, page 25

3.   We note you disclose under this heading and on page 124 that upon completion of the merger, former Massey stockholders will receive approximately 54% of the outstanding common stock of Alpha in respect of their Massey shares and Alpha stockholders will hold approximately 46% of the outstanding stock of Alpha. However, calculation of the number of common shares exchanged appears to indicate the opposite stock ownership percentages held by the Massey and Alpha stockholders, as disclosed for example on page 10, page 44 and page 106. Please correct these disclosure inconsistencies.

The Merger, page 62

Background of the Merger, page 62

4.   Please expand the description of each event to include material information relevant to the decisions described or actions taken. In your discussion of many of the meetings held, you cite the topics discussed without addressing the substance of those discussion. For example:

- expand your disclosure for August 2, 2010 on page 65 to discuss why three months passed following the July 19, 2010 Alpha Board meeting before Mr. Crutchfield contacted Mr. Blankenship to renew talks regarding a possible transaction.

- expand your disclosure for August 23 and 25, 2010 on page 65 to describe the "other factors" in addition to price that were considered in determining whether or not a potential business combination was in the best interests of Massey stockholders. Also, indicate whether Massey ever responded to Alpha's request for an explanation of the "other factors" and, if so, the substance of that response.

- expand your disclosure for November 2, 2010 on page 70 to describe the presentation made by Alpha regarding the combination of the two companies as "a compelling strategic combination."

- summarize the content and conclusions of the discussions between January 11 and 14, 2010 between Massey and Company C and the "potential synergies of a potential business combination".

5.   Please provide us with any analyses, reports, presentations or other similar materials,

including financial forecasts and projections and board books, provided to or prepared by Morgan Stanley and Perella Weinberg for purposes of considering the transaction. For example, we note the discussion for April 23, 2010 on page 63 discloses that the Alpha board "received a presentation from Morgan Stanley" and the discussion for December 14, 2010 on page 73 discloses that the strategic alternatives review committee reviewed "a presentation on the existing bids prepared by Perella Weinberg." We may have further comments after we review these materials.

6.   Throughout this section, you reference discussions with Companies A, B, C and D. However, it is not always clear how those discussions originated or why they were ultimately terminated. Revise your disclosure accordingly.

7.   Expand the discussion of the August5, 2010 conversation to clarify Mr. Crutchfield's position that "there was a high degree of correlation in the trading prices of Massey's and Alpha's common stock."

8.   Beginning at the discussion for September 20, 2010 on page 66, we note several references through this section to various "strategic alternatives" contemplated by the board. Please expand your disclosure as necessary to ensure that adequate disclosure of such alternatives is included, including the benefits and risks associated with each, and the reasons why each alternative was rejected in favor of the current transaction. See Item 1013(b) of Regulation M-A.

9.   Expand the top paragraph on page 68 to explain when and why the discussions with "certain stockholders" commenced, identify these shareholders and clarify the nexus of the reforms adopted at the October 6 meeting to the discussions with Alpha.

10.   Regarding the October 12th meeting of the Massey board, explain in more detail the "disagreements over valuation" regarding a transaction with Company A.

11.   We note your disclosure in the third paragraph on page 68 that a strategic alternatives review committee was formed. Please enhance your disclosure to discuss why each member was selected to serve on the committee.

12.   Expand the discussion of the October 27th meeting to identify the strategic alternatives considered.

13.   Expand your discussion of the December 20th meeting to explain why "the realizable synergies from a combination with Alpha were likely to be greater than those from a combination with Company C."

14.   The disclosure for January 14, 2011 on page 76 discusses a presentation made by Perella Weinberg. Expand your disclosure to further discuss the content of the presentation, including the "analysis of synergies," "deal certainty", "relative risks", and "realizable synergizes" referred to in your disclosure.

15.   Regarding the disclosure for the January 27, 2011 Massey board meeting on page 77, explain why the proposal from Company C was determined to be inferior to the Alpha proposal. Explain whether Massey considered back to Company C after having received the Alpha offer to see Company C would come back with improved terms and, if not, why not. Also expand your discussion to describe the "advantages and disadvantages of each of Alpha's offer and Massey's prospects as a stand-alone entity" stated by the directors and the content of the extensive discussions that ensued.

16.   We note your disclosure that Morgan Stanley and Perella Weinberg were retained to render fairness opinions in connection with the proposed acquisition. Please provide us with copies of the engagement letters.

Opinion of Alpha's Financial Advisor, page 87

17.   In an appropriate place in this section, summarize the material "certain financial projections prepared by the managements of Massey and Alpha" noted in the third bullet point on page 87.

Precedent Transactions Analysis, page 91

18.   For the publicly traded companies and the precedent transactions selected by Morgan Stanley for its comparable company analysis and its precedent transactions analysis, please disclose whether any comparable companies or transactions were excluded from the analyses.

General, page 95

19.   We note your disclosure that Morgan Stanley provided financial advisory and financing services to Alpha during the past two years. Please also disclose any compensation received or to be received as a result of such relationship between Morgan Stanley and Alpha, including any affiliates of each.

Opinion of Massey's Financial Advisor, page 96

20.   In an appropriate place in this section, summarize the material "certain internal forecasts, and other financial data prepared by Alpha and as provided by Alpha to Massey" noted in the fourth bullet point on page 96.

Precedent Transactions Analysis, page 101

21.   For the precedent transactions selected by Perella Weinberg for its precedent transactions analysis, please disclose whether any comparable transactions were excluded from the analysis.

Litigation Related to the Merger, page 115

22.   Please supplementally provide us with copies of material public documents related to the actions referenced in this section.

Material United States Federal Income Tax Consequences, page 125

23.   We note your disclosure in the last paragraph on page 125 that the consummation of the merger is conditioned on the receipt of tax opinions of Massey's and Alpha's respective tax counsel, and that the merger agreement allows each of Massey and Alpha to waive this particular condition to closing. Notwithstanding your disclosure that neither Massey nor Alpha intends to waive this condition, you must:

- file executed opinions of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of such tax opinions at closing; and

- undertake to recirculate and resolicit if the condition is waived and the changes in tax consequences are material.

The Merger Agreement, page 128

Conditions to Completion of the Merger, page 145

24.   At an appropriate place in the document, disclose for each listed condition whether the board considers its waiver to be "sufficiently material to warrant resolicitation." If there is no condition which rises to the level of resolicitation if waived, revise to make this clear.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 163

25.   We note you include pro forma financial information related to the proposed merger between you and Massey under this heading. To the extent this merger includes quantifiable reserves as defined by Industry Guide 7 and FASB ASC Section 930-805-20, please also provide pro forma reserve data as of December 31, 2010 and pro forma production quantities for the year ended December 31, 2010 for each company and in total, with a breakdown by geographical region as well as information of any changes in historical and expected reserve life resulting from the merger.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 167

Note 1 - Basis of Presentation, page 167

26.   We note you disclose that you have not performed the due diligence necessary to identify all of the adjustments required to conform Massey's accounting policies to Alpha's accounting policies. Tell us if there are any particular areas of accounting where you believe differences may exist, why you have not been able to resolve the matters, and when you expect to complete your due diligence.

Note 3 - Pro Forma Adjustments, page 169

27.   We note your disclosure under (b) indicating that you wrote off values of Massey's previously acquired coal supply agreements and intangible assets as pro forma adjustments. Tell us why you wrote off these values and whether you plan to reassess these assets for new fair values.

Where You Can Find More Information, page 178

28.   We note that Massey intends to incorporate by reference information from its Form 10-K for the fiscal year ended December 31, 2010.   This Form 10-K incorporates by reference its Part III information from its definitive proxy statement, which is not yet filed.   In order to have a complete Section 10(a) prospectus, Massey must either file its definitive proxy statement before the Form S-4 is declared effective or include its Part III information in an amended Form 10-K. See generally Securities Act Forms Compliance and Disclosure Interpretations, Question 123.01, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Exhibit 8.1

29.   We note the disclosure in the last paragraph that the opinion is furnished to Alpha solely for its use and may not be used, circulated, etc. without counsel's express written consent. The opinion should not contain such limitations. For your reference, we note that the opinion filed as Exhibit 8.2 does not contain such limitations.

Exhibits 8.1 and 8.2

30.   It appears that you intend to file short-form tax opinions as exhibits to the registration statement. For each opinion:

- Counsel must present its full opinion in the tax discussion section and must clearly state that its opinion is set forth in this section. The disclosure must also clearly state that the discussion is the named counsel's opinion.

- Remove any references to the discussion being a summary, general discussion, or of general applicability.

- Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence.

- If the opinion states that counsel has no obligation to update its opinion, clarify that the opinion speaks through the date of effectiveness of the registration statement.

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 46

Coal Reserves, page 47

31.   Please modify your disclosure of mineral reserves to include separate quantification of proven reserves and probable reserves or tell us why you are unable to do so.

32.   We note your disclosure in your reserves table on page 48 that your coal reserves are either steam coal or metallurgical coal. Please tell us the quantity of metallurgical coal in terms of a percentage of the total for each of your regional business units.

Exhibit 99.1

33.   It does not appear that you have provided disclosure required by Section 1503(a)(2) of the Dodd-Frank Act. Please revise or confirm that none is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Jeffrey S. Lewis, Esq.